February 7, 2025

Conglin Deng
Chief Executive Officer
Abits Group Inc
Level 24 Lee Garden One, 33 Hysan Avenue
Causeway Bay, Hong Kong SAR
People   s Republic of China

       Re: Abits Group Inc
           Registration Statement on Form F-3
           Filed January 21, 2025
           File No. 333-284387
Dear Conglin Deng:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
General

1. Please confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in this registration statement in response to our comments.
Cover Page

2. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a British Virgin Islands holding company with part of your operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Chinese operating companies. Your disclosure should acknowledge
 February 7, 2025
Page 2

       that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure, including within any disclosure you incorporate by reference, as applicable.
3. Provide prominent disclosure about the legal and operational risks associated with
       being based in or having some portion of the company   s operations in
China. Your
       disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory
       actions by China   s government, such as those related to data security
or anti-
       monopoly concerns, have or may impact the company   s ability to conduct
its
       business, accept foreign investments, or list on a U.S. or other foreign exchange.
       Please disclose the location of your auditor   s headquarters and
whether and how the
       Holding Foreign Companies Accountable Act, as amended by the
Consolidated
       Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under any applicable agreements. State whether any transfers, dividends, or distributions have been made to date among the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.
About This Prospectus, page 1

5. Please revise your definitions of "China" and "PRC" to include Hong Kong and
       Macau and to clarify that the legal and operational risks associated with operating in
       China also apply to your operations in Hong Kong. The definitions may clarify that the only time that "China" and the "PRC" do not include Hong Kong or Macau are when you are referencing specific laws and regulations adopted by the PRC. If they do, please revise your disclosure to discuss any commensurate laws or regulations in
       Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. As one example, your enforceability of civil liabilities discussion should discuss the enforceability of civil liabilities in Hong
       Kong.
Prospectus Summary, page 3

6. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having some portion of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement
 February 7, 2025
Page 3

       risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
       China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
       based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
7. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your
subsidiaries    operations,
       and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note your disclosure on page 6 relating to the CSRC
       "Trial Measures." Further, with respect to the above, please disclose how you reached your conclusions, including whether you are relying on the opinion of counsel. If you relied on advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, you should explain why.
8. Provide a clear description of how cash is transferred through your organization.
       Disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. Quantify any cash flows and transfers of other assets by type that have occurred among the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company or another subsidiary and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
       investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.
 February 7, 2025
Page 4

9. We note your disclosure incorporated by reference from the section entitled "The
       Holding Foreign Companies Accountable Act" on page 2 of your December 31, 2023
       Form 20-F. Please enhance your disclosure to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the
       PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities. Please include the enhanced disclosure directly within the
       "Prospectus Summary" section of your next amended filing.
Risk Factors, page 11

10.    Please include a separate risk factor disclosing that the Holding
Foreign
       Companies Accountable Act, as amended by the Consolidated Appropriations Act,
       2023, decreases the number of consecutive "non-inspection years" from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. In addition, please disclose that the Commission conclusively identified you as a "Commission Identified Issuer" on June 14, 2022. Your revised disclosure should explain why you were identified and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the
       PCAOB from continuing to inspect or investigate completely accounting firms
       headquartered in mainland China or Hong Kong.
11.    Given the Chinese government   s significant oversight and discretion
over the conduct
       and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the
       Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."
12. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking
       to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
 February 7, 2025
Page 5

13. In your next amendment, please revise the summary risk factors to briefly summarize each of the China-related risk factors discussed in your "Risk Factors" section, including any disclosure you incorporate by reference, as applicable. Enforceability of Civil Liabilities..., page 34

14.    Please revise to address the following points in your next amendment:
           Expand your enforceability of civil liabilities discussion to address the enforceability of civil liabilities in the PRC and Hong Kong.
           We note your disclosure that "[a] majority of our directors and executive officers are nationals and/or residents of countries other than the United States, and all or a
           substantial portion of such persons    assets are located outside
the United States."
           Please revise to clarify whether any of such individuals are located in the PRC or Hong Kong. If so, please identify the relevant individuals and discuss the difficulty of bringing actions against them and enforcing judgments against them.
           We note your risk factor titled, "You may face difficulties in protecting your interests as a shareholder...," on page 24 of your December 31, 2023 Form 20-F and incorporated by reference. Please revise this risk factor to address the substance of the preceding two bullets and include your revised disclosure directly within the "Risk Factors" section of your next amendment to the registration statement. Also, please include related summary risk factor disclosure.
15. Please revise to disclose whether your enforceability of civil liabilities discussion is based on an opinion of counsel(s). If you relied on advice of counsel(s), you should identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, you should explain why. Please revise your disclosure here and elsewhere in the prospectus as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Anthony W. Basch, Esq.